Exhibit (a)(5)(L)

NEWS RELEASE	SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035-7932
Phone: 408-801-1000

SANDISK COMPLETES ACQUISITION OF FUSION-IO

Acquisition to Boost SanDisk’s Enterprise Growth

MILPITAS, Calif., July 23, 2014 - SanDisk Corporation (NASDAQ: SNDK), a global leader in flash storage solutions, today announced it has completed the previously announced acquisition of Fusion-io, a leading developer of flash-based PCIe hardware and software solutions that enhance application performance in enterprise and hyperscale datacenters.

“I am delighted to welcome the employees of Fusion-io to SanDisk. The tremendous engineering and go-to-market talent of the Fusion-io team will accelerate our efforts to enable the flash-transformed data center,” said Sanjay Mehrotra, president and chief executive officer of SanDisk.  “Together we will offer our customers the broadest set of enterprise flash solutions in the industry.”

Under the terms of the agreement, SanDisk completed the acquisition for $11.25 per share for the outstanding shares of Fusion-io, and assumed unvested, in-the-money equity awards, for a total aggregate value of approximately $1.1 billion, net of cash assumed.

SanDisk’s third quarter financial results will include the results of Fusion-io from July 23, 2014 through September 28, 2014.  SanDisk expects to exclusively use non-captive memory for the Fusion-io business for at least the next several quarters.

SanDisk’s GAAP P&L results will be impacted by:

•                  Transaction, restructuring and integration costs, which are expected to be incurred over several quarters as integration takes place;

•                  Reduction of revenue related to support and maintenance services due to the effects of purchase accounting on Fusion-io’s deferred revenue;

•                  Inventory step-up charges related to recording Fusion-io inventory at fair value based on purchase accounting requirements;

•                  Charges for the amortization of acquisition-related intangible assets; and

•                  Stock compensation for the assumption and new issuance of employee equity incentives.

SanDisk’s non-GAAP P&L results will be impacted by cash-related charges for transaction, restructuring, and integration costs as well as the reduction of support and maintenance revenue due to the effects of purchase accounting.  SanDisk expects the acquisition to be dilutive to non-GAAP earnings in the near term primarily due to charges for transaction, restructuring and integration costs, which are expected to be approximately $35 million in the third quarter of 2014 and approximately $15 million in the fourth quarter of 2014, as well as operating losses from Fusion-io partially offset by modest near-term synergies. The acquisition is expected to be accretive to non-GAAP earnings in the second half of 2015.

Details of Tender Offer and Acquisition Completion

The acquisition was effected through a tender offer followed by a merger. The tender offer for Fusion-io’s stock, which was made at $11.25 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, expired at 12:00 midnight, New York City time, at the end of the day on July 22, 2014.  As of the expiration of the tender offer, a total of 66,901,782 shares, representing approximately 61.02% of Fusion-io’s outstanding common stock, were validly tendered into and not validly withdrawn from the tender offer.  In addition, notices of guaranteed delivery were delivered with respect to 6,879,953 shares, representing approximately 6.27% of Fusion-io’s outstanding common stock.  All validly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

SanDisk and Fusion-io subsequently completed the acquisition by merging a subsidiary of SanDisk with and into Fusion-io, with Fusion-io continuing as the surviving corporation.  In the merger, each share of Fusion-io’s common stock issued and outstanding immediately prior to the effective time of the merger, other than shares held by SanDisk, Fusion-io, and Fusion-io’s stockholders who properly perfect their statutory appraisal rights under Delaware law, was canceled and converted into the right to receive the $11.25 per share offer price in cash, without interest thereon and less any applicable withholding taxes.

As a result of the completion of the merger, Fusion-io has become a wholly-owned subsidiary of SanDisk.  Fusion-io’s shares ceased trading on the NYSE at the close of market on July 22, 2014, and will no longer be listed.

ABOUT SANDISK

SanDisk Corporation (NASDAQ: SNDK), a Fortune 500 and S&P 500 company, is a global leader in flash storage solutions. For more than 25 years, SanDisk has expanded the possibilities of storage, providing trusted and innovative products that have transformed the electronics industry.  Today, SanDisk’s quality, state-of-the-art solutions are at the heart of many of the world’s largest data centers, and embedded in advanced smart phones, tablets and PCs.  SanDisk’s consumer products are available at hundreds of thousands of retail stores worldwide.  For more information, visit www.sandisk.com.

© 2014 SanDisk Corporation. All rights reserved. SanDisk and the SanDisk logo are trademarks of SanDisk Corporation, registered in the United States and other countries. Other brand names mentioned herein are for identification purposes only and may be the trademarks of their respective holder(s).

This news release contains certain forward-looking statements, including those relating to the expected strategic benefits and synergies of SanDisk’s acquisition of Fusion-io, the growth of SanDisk’s business in the enterprise storage space, the growth of SanDisk’s product portfolio, SanDisk’s expectations regarding the use of non-captive memory for the Fusion-io business, when SanDisk expects the acquisition to be accretive, the impact of the acquisition on SanDisk’s GAAP and non-GAAP financial results, including expected transaction, restructuring and integration charges, which are based on current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.  Risks that may cause these forward-looking statements to be inaccurate include among others:

•                  SanDisk may not be able to effectively assimilate and integrate Fusion-io operations, personnel, technologies, products and information systems;

•                  SanDisk may experience delays in the integration of Fusion-io and, accordingly, SanDisk may not achieve the expected benefits from the acquisition in a timely manner or at all;

•                  SanDisk may not be able to realize the expected cost savings or other synergies from the acquisition in a timely manner or at all;

•                  SanDisk may experience delays in leveraging or failure to leverage Fusion-io’s go-to-market capabilities to generate revenues for SanDisk’s products;

•                  SanDisk may not be able to maintain and grow or maintain the customer relationships required to achieve its anticipated revenue and margins from the acquisition;

•                  Fusion-io’s products or technologies may not perform as expected or could fail to meet customer qualification requirements;

•                  the enterprise storage space may not grow as expected;

•                  Fusion-io’s key personnel may decide not to work for SanDisk for a long period after the acquisition, or at all;

•                  the integration of Fusion-io’s business, personnel and operations may disrupt SanDisk’s ongoing business, distract its management and employees, harm its reputation and increase its expenses;

•                  the acquisition may make it more difficult to establish or maintain relationships with employees, customers, suppliers or other business partners of SanDisk or Fusion-io;

•                  SanDisk may incur one-time charges, increased contingent liabilities, adverse tax consequences, depreciation or deferred compensation charges, amortization of intangible assets or impairment of goodwill, which could harm its results of operations; and

•                  the other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in SanDisk’s U.S. Securities and Exchange Commission filings and reports, including, but not limited to, its Quarterly Report on Form 10-Q for the quarter ended March 30, 2014 and its Annual Report on Form 10-K for the fiscal year ended December 29, 2013.

Investor Contacts:

Jay Iyer

408-801-2067

jay.iyer@sandisk.com

Brendan Lahiff

408-801-1732

brendan.lahiff@sandisk.com

Media Contact:

Michael Diamond

408-801-1108

michael.diamond@sandisk.com

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